Filed by Magnum Hunter Resources, Inc.
pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Act of 1934

Magnum Hunter Resources, Inc. File No.: 1-12508
Subject Company: Magnum Hunter Resources, Inc.

The merger agreement and the first amendment thereto relating to Magnum Hunter Resources' acquisition of Prize Energy Corp. and the related voting agreement of a stockholder of Prize were filed by Magnum Hunter under cover of Form 8-K today and are incorporated by reference into this filing.

Additional Information and Where to Find it

In connection with the proposed merger, Magnum Hunter and Prize will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Magnum Hunter and Prize with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of Magnum Hunter’s filings may be obtained by directing a request to Magnum Hunter Resources, Inc., 600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039, Attn: Michael P. McInerney, telephone: (972) 401-0752. Free copies of Prize’s filings may be obtained by directing a request to Prize Energy Corp., 3500 William D. Tate, Suite 200, Grapevine, Texas 76051, Attn: Lon C. Kile, telephone: (817) 424-0406.

Participants in the Solicitation

Magnum Hunter, Prize and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Magnum Hunter’s stockholders and Prize’s stockholders, respectively, under the rules of the Commission, including their interests in the merger, will be set forth in the joint proxy statement/prospectus to be filed by Magnum Hunter and Prize with the Commission.